TITANIUM ASSET MANAGEMENT CORP.
777 East Wisconsin Avenue, Suite 2350
Milwaukee, WI 53202-5310
November 3, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief

Re:	Titanium Asset Management Corp.
Form 10-12G, Amendment No. 1
Filed on September 15, 2008
File No. 000-53352
Dear Ms. Hardy:
In response to the September 25, 2008 comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment No. 1 to the Form 10 registration statement filing by Titanium Asset Management Corp. (the “Company”), the Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Titanium Asset Management Corp.
By:	/s/ Nigel Wightman
Nigel Wightman
President and Chief Executive Officer